Samuel, Sally

From:	Michele Drummey <michele.drummey@prudential.com>
Sent:	Friday, June 12, 2015 11:58 AM
To:	Samuel, Sally
Subject:	No Action Letters
Attachments:	Westlaw_Document_14_17_50.doc; Principal Mutual Life Insurance Company.rtf

Dear Ms. Samuel,

Thank you for speaking with me today regarding initial contributions for Discovery Premier Group Annuity II.

As noted in our conversation, Prudential is relying on the Principal No Action Letter to hold initial contributions for group annuities for no longer than 105 days provided certain conditions are met. Although the default fund the employer chose in the case at hand is not their Money Market fund, there is precedent in the State Farm No Action Letter to use the insurer's general account, which credits a fixed rate of interest.

On a side note, I am told that Prudential scrubs these files prior to accepting premium, so it is a rare case an initial contribution is not in good order. However, we do have a process in place to comply with all aspects of the Principal Letter in the event this should occur.

Please let me know if you have any further questions on this matter.

Best Regards,

Michele Drummey
Director and Corporate Counsel
280 Trumbull Street
Hartford, Conn. 06103-3509
Tel. 860.534.4245 / Email: michele.drummey@prudential.com

Principal No Action Letter

State Farm No Action Letter

----- Forwarded by Michele Drummey/LAW/Pru on 06/12/2015 11:50 AM -----